UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2020

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐     No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY	:	00124

TAXPAYER I.D.	:	91.144.000-8

By virtue of Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30 of the Comisión para el Mercado Financiero, and duly empowered, I hereby report the following information with respect to Embotelladora Andina S.A. (the “Company”), its business, its securities and tender offer, as material event:

I hereby inform that on this day, Envases CMF S.A. (“CMF”), a closed stock company, owned in its 50% by the Company, and Fábrica de Envases Plásticos S.A. (“Plasco”), a closed stock company, subsidiary of Compañía Cervecerías Unidas S.A., have executed a Memorandum of Understanding for purposes of settling the preliminary terms and conditions for the incorporation of a new company, which ownership will be equally divided between CMF and Plasco, and its purpose shall be the production and commercialization of post-consumer PET resin, in Chile (the “Transaction”).

Among others terms and conditions, it is stated that part of the production shall be assigned to be sold to interested third parties on the same commercial terms as Plasco and CMF.

The completion of the Transaction will be subject to certain conditions precedent, customary for this type of business, which include the authorizations required by the corresponding competition authorities.

As of today, it is not possible for us to determine the potential effect of the Transaction on the Company's financial statements.

The execution of the Transaction is part of the Company´s commitment to the sustainability of its operations, and the proper compliance with the existing environmental legislation.

Santiago, November 2, 2020.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, November 2, 2020